FORM N-SAR


Registrant Name:           The Zweig Fund, Inc.

File Number:               811-4739

Registrant CIK Number:     0000812090


Response pursuant to Item 77C:


A Special Meeting of Shareholders of The Zweig Fund, Inc. (the "Fund") was held on February 25, 1999 to consider and act upon a new investment advisory agreement with Zweig Advisors Inc. and a new servicing agreement for the rendering of sub-advisory services with Zweig Consulting LLC.

                                      FOR          AGAINST    ABSTENSIONS

New Investment Advisory Agreement     41,551,100   2,866,411  1,076,019

New Sub-Advisory Servicing Agreement  41,498,276   2,909,232  1,086,022